# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FGI INDUSTRIES LTD, CIK 0001864943
CUSIP: G3302D103
Title of class of securities: ORDINARY SHARES
Address of issuer's principal executive offices: 906 MURRAY ROAD, EAST HANOVER, New Jersey (NJ), 07869
Date of event which requires filing of this statement: 09/16/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000732847-25-000006
Filed by CIK 0000732847

## Reporting persons
- First Wilshire Securities Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: FGI INDUSTRIES LTD
Address of issuer's principal executive offices: 906 MURRAY ROAD, EAST HANOVER, NJ 07869

## Item 2. Person Filing
Name of person filing: First Wilshire Securities Management, Inc.
Address of principal business office or, if none, residence: 1214 East Green Street, Suite 104, Pasadena, CA 91106
Citizenship: California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- First Wilshire Securities Management, Inc.: Howard Lu, CEO (02/10/2026)